EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a listing of the subsidiaries of Anworth Mortgage Asset Corporation*:

Subsidiary	Jurisdiction of Incorporation

Belvedere Trust Mortgage Corporation	Maryland

BT Management Holding Corporation	Delaware

BT Management Company, L.L.C.	Delaware

Belvedere Trust Finance Corporation	Delaware

BT Residential Funding Corporation	Delaware

Belvedere Trust Secured Assets Corporation	Delaware

BellaVista Finance Corporation	Delaware

BellaVista Funding Corporation	Delaware

*	The assets of each of the foregoing subsidiaries have been assigned to a third party for the benefit of creditors.